Exhibit 8.1

Subsidiaries of the Company

Name of subsidiary	Jurisdiction of Incorporation or Organization
Sphere 3D Inc.	Ontario, Canada
V3 Systems Holdings, Inc.	Delaware, United States
Overland Storage, Inc.	California, United States
Overland Storage (Europe), Ltd.	United Kingdom
Overland Storage S.a.r.L.	France
Overland Storage GmbH	Germany
Overland Technologies Luxembourg S.a.r.L.	Luxembourg
Tandberg Data Holdings S.a.r.L.	Luxembourg
Tandberg Data SAS	France
Tandberg Data (Asia) Pte., Ltd.	Singapore
Tandberg Data (Japan), Inc.	Japan
Tandberg Data (Hong Kong), Ltd.	Hong Kong
Tandberg Data GmbH	Germany
Tandberg Data Norge AS	Norway
Guangzhou Tandberg Electronic Components Co. Ltd.	China